SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THE COMMERCE GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

200641108

(CUSIP Number)

Claudio Ramos Rodriguez

MAPFRE S.A.

Carretera de Pozuelo n° 52

28220, Majadahonda

Madrid, Spain

(+34) 91 581 10 41

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

(Page 1 of 9 Pages)

SCHEDULE 13D

CUSIP No. 200641108

1		NAME OF REPORTING PERSON MAPFRE S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,302,280[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,280[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.81[1]
14	TYPE OF REPORTING PERSON CO

_________________________

1

Pursuant to the Voting Agreement (as defined below), MAPFRE (as defined below) may be deemed to have beneficial ownership of 8,302,280 shares of Common Stock (as defined below), constituting 13.81% of the 60,126,578 shares of Common Stock believed by MAPFRE to have been outstanding as of October 26, 2007. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by MAPFRE that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.50 per share (the “Common Stock”), of The Commerce Group, Inc., a corporation organized under the laws of the Commonwealth of Massachusetts (the “Issuer”). The principal executive offices of the Issuer are located at 211 Main Street, Webster, Massachusetts 01570.

Item 2. Identity and Background.

This Statement is being filed by MAPFRE S.A., a corporation organized under the laws of Spain (“MAPFRE”). The address of MAPFRE’s principal business and office is Carretera de Pozuelo n° 52, 28220, Majadahonda, Madrid, Spain. Set forth on Schedule A attached hereto is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of MAPFRE as of the date hereof. Each person named on Schedule A is a citizen of Spain.

During the last five years, neither MAPFRE nor, to MAPFRE’s knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described below under Item 4, the shares of Common Stock to which this Statement relates have not been purchased by MAPFRE, and thus no funds were used for that purpose. As an inducement for MAPFRE to enter into the Merger Agreement described in Item 4, certain of the Issuer’s shareholders entered into a Voting Agreement, dated as of October 30, 2007 (the “Voting Agreement”) with MAPFRE. MAPFRE did not pay additional consideration to those shareholders in connection with the execution and delivery of the Voting Agreement. The Voting Agreement is more fully described in Item 4 below.

Item 4. Purpose of Transaction.

The Shareholders entered into the Voting Agreement as an inducement for MAPFRE to enter into the Merger Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

The Issuer, MAPFRE and Magellan Acquisition Corp., a Massachusetts corporation and an indirect wholly owned subsidiary of MAPFRE (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of October 30, 2007 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of MAPFRE following the Merger.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Common Stock (other than shares, if any, owned by the Issuer, MAPFRE or Merger Sub and other than shares of dissenting shareholders exercising their appraisal rights, if any, under the Massachusetts Business Corporation Act) will be converted into the right to receive $36.70 in cash, without interest.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time, will become the directors of the Surviving Corporation. From and after the Effective Time, the officers of the Surviving Corporation will be the officers of the Issuer immediately prior to the Effective Time. The Merger Agreement further provides that, from and after the Effective Time, the articles of organization of the Issuer will be amended to be identical to the articles of organization of Merger Sub as in effect immediately prior to the Effective Time and, as so amended, will be the articles of organization of the Surviving Corporation until thereafter amended in accordance with applicable law.

MAPFRE expects that, upon completion of the Merger, the Common Stock will be delisted from the New York Stock Exchange and subsequently will cease to be registered under the Exchange Act.

Voting Agreement

In connection with the Merger Agreement, MAPFRE entered into the Voting Agreement with the shareholders named therein (the “Shareholders”). The Shareholders are directors and executive officers of the Issuer and certain related parties. In the Voting Agreement, the Shareholders agreed to vote (or cause to be voted) all shares of Common Stock owned by them (the “Subject Shares”) in favor of the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement at any meeting of the shareholders of the Issuer called for such shareholder approval or other circumstance upon which such a vote, consent or other approval is sought (including by written consent), and granted MAPFRE and its designees an irrevocable proxy to vote the Subject Shares in a manner consistent with this agreement. In addition, each Shareholder agreed that at any meeting of shareholders of the Issuer or at any adjournment thereof or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder will vote (or cause to be voted) the Subject Shares of such Shareholder against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) certain acquisition proposals from third parties with respect to the Issuer or its subsidiaries (each, an “Acquisition Proposal”) and (iii) any amendment of the articles of organization or bylaws of the Issuer or other proposal or transaction involving the Issuer or any subsidiary of the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Issuer.

Each Shareholder also agreed, among other things, that the Shareholder will not (i) subject to certain exceptions, sell, transfer, pledge, assign or otherwise dispose (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, (ii) directly or indirectly solicit, initiate or encourage the submission of any Acquisition Proposal, (iii) enter into any agreement with respect to an Acquisition Proposal, (iv) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (v) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, and (vi) issue any press release or make any other public statement with respect to the Merger or any other transaction contemplated by the Merger Agreement without the prior written consent of Parent, except as may be required by applicable law.

The Voting Agreement provides that it will terminate upon the earliest of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, except that the prohibitions on transfer will terminate at such earlier time as the Issuer’s shareholders shall have voted to approve the Merger.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements. The Voting Agreement is filed hereto as Exhibit 99.1 and the Merger Agreement is deemed filed hereto as Exhibit 99.2, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreement or the Merger Agreement, neither MAPFRE nor, to MAPFRE’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)    Based on the representations of the Shareholders made in the Voting Agreement, MAPFRE believes the aggregate number of shares of Common Stock to which the Voting Agreement applies is 8,302,280. Based on the representations made by the Issuer in the Merger Agreement, MAPFRE believes there are 60,126,578 shares of Common Stock issued and outstanding. Accordingly, by reason of the rights granted to MAPFRE under the Voting Agreement, MAPFRE may be deemed to have beneficial ownership of 8,302,280 shares of Common Stock, constituting 13.81% of the shares of Common Stock outstanding. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by MAPFRE that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To MAPFRE’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)    Pursuant to the Voting Agreement, MAPFRE may be deemed to have shared power to vote 8,302,280 shares of Common Stock.

(c)    Except for the Voting Agreement, the Merger Agreement and the transactions contemplated by those agreements, neither MAPFRE nor, to MAPFRE’s knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)    To MAPFRE’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Shareholders.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in response to this Item 6, to MAPFRE’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Exhibit Name

99.1

Voting Agreement, dated as of October 30, 2007, by and among MAPFRE S.A. and the shareholders named therein (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on October 31, 2007).

99.2

Agreement and Plan of Merger, dated as of October 30, 2007, by and among MAPFRE S.A., Magellan Acquisition Corp. and The Commerce Group, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 31, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 08, 2007

MAPFRE S.A.

By:	/s/ JOSE MANUEL GONZALEZ PORRO

   Name: José Manuel González Porro

Title: Director and General Secretary

Schedule A

Directors and Executive Officers of MAPFRE S.A.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of MAPFRE S.A. Unless otherwise indicated, the present principal employer for each director and executive officer is MAPFRE S.A., the business address of each person listed below is c/o MAPFRE S.A., Carretera de Pozuelo n° 52, 28220, Majadahonda, Madrid, Spain and each director and executive officer is a citizen of Spain.

Board of Directors

Name	Present Principal Occupation or Employment
Mr. José Manuel Martínez Martínez	Chairman
Mr. Alberto Manzano Martos	First Vice-Chairman
Mr. Francisco Ruiz Risueño	Second Vice-Chairman
Mr. Filomeno Mira Candel	Third Vice-Chairman
Mr. Domingo Sugranyes Bickel	Fourth Vice-Chairman
Mr. Santiago Gayarre Bermejo	Fifth Vice-Chairman
Mr. Rafael Beca Borrego	Director
Mr. Rafael Fontoira Suris	Director
Mr. Luis Hernando De Larramendi Martínez	Director
Mr. Sebastián Homet Duprá	Director
Mr. Antonio Huertas Mejia	Director
Mr. Luis Sanz De Madrid	Director
Mr. Andrés Jiménez Herradón	Director
Mr. Manuel Jesús Lagares Calvo	Director
Mr. Rafael Márquez Osorio	Director
Ms. Mª Francisca Martín Tabernero	Director
Mr. Antonio Miguelromero De Olano	Director
Mr. Alfonso Rebuelta Badías	Director
Mr. Augustín Rodríguez Garcia	Director
Mr. Matías Salvá Bennasar	Director
Mr. Francisco Vallejo Vallejo	Director
Mr. José Manuel González Porro	Director & General Secretary

Executive Officers

Name	Present Principal Occupation or Employment
Mr. José Manuel Martínez Martínez	Chairman
Mr. Alberto Manzano Martos	First Vice-Chairman
Mr. Filomeno Mira Candel	Third Vice-Chairman
Mr. Domingo Sugranyes Bickel	Fourth Vice-Chairman
Mr. Santiago Gayarre Bermejo	Fifth Vice-Chairman
Mr. Antonio Huertas Mejia	Director
Mr. Andrés Jiménez Herradón	Director
Mr. José Manuel González Porro	Director & General Secretary